Exhibit 1

Mad Catz Interactive, Inc.

Interim Financial Statements

For the Three- and Nine-Month Periods ended December 31, 2004

Unaudited - Prepared By Management

Mad Catz Interactive, Inc.

Consolidated Balance Sheets (Unaudited)

Expressed in U.S. Dollars

	December 31, 2004	March 31, 2004
ASSETS
Current assets:
Cash	$3,188,367	$1,728,233
Accounts receivable	40,805,221	17,039,082
Inventories	25,549,631	16,848,237
Prepaid expenses and deposits	912,266	1,489,261
Future income tax assets	2,764,722	2,764,722

	73,220,207	39,869,535
Future tax assets	281,504	281,504
Capital assets	1,597,014	1,565,834
Intangible assets	3,638,869	4,242,196
Goodwill	21,672,708	19,963,731

Total assets	$100,410,302	$65,922,800

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loan	$27,286,573	$15,181,863
Accounts payable and accrued liabilities	28,830,801	13,713,250
Accrued taxes payable	2,438,322	971,136

	58,555,696	29,866,249
Shareholders’ equity:
Capital stock	46,664,392	46,413,522
Cumulative translation adjustment	6,777,126	4,957,036
Accumulated deficit, as restated	(11,586,912)	(15,314,007)

Total shareholders’ equity	41,854,606	36,056,551

Total liabilities and shareholders’ equity	$100,410,302	$65,922,800

Mad Catz Interactive, Inc.

Consolidated Statements of Operations (Unaudited)

Expressed in U.S. Dollars

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
		as restated		as restated
Net sales	$52,844,459	$41,981,667	$90,233,187	$81,075,085
Cost of sales	39,398,156	32,306,176	67,249,466	62,836,304

Gross profit	13,446,303	9,675,491	22,983,721	18,238,781
Expenses (income):
Selling expenses	4,688,700	4,227,223	9,113,391	9,377,459
Administrative expenses	2,162,754	2,089,165	5,483,282	5,780,441
Stock-based compensation	82,435	74,555	250,870	147,938
Interest	381,413	292,012	839,113	1,035,013
Depreciation and amortization	467,902	312,278	1,396,414	936,661
Other (income)/expense	(152,092)	(19,143)	(182,501)	(76,934)
Foreign exchange loss	6,873	62,893	131,183	217,721

	7,637,985	7,038,983	17,031,752	17,418,299

Income before income taxes	5,808,318	2,636,508	5,951,969	820,482
Income tax expense	2,025,283	1,084,426	2,224,874	387,368

Net income	$3,783,035	$1,552,082	$3,727,095	$433,114
Accumulated deficit, beginning of period	(15,369,947)	(17,284,388)	(15,314,007)	(15,903,579)
Adjustment for the adoption of fair value method of accounting for stock options	—	—	—	(261,841)

Accumulated deficit, end of period, as restated	$(11,586,912)	$(15,732,306)	$(11,586,912)	$(15,732,306)

Net income per share
Basic	$0.07	$0.03	$0.07	$0.01

Diluted	$0.07	$0.03	$0.07	$0.01

Weighted average number of common
shares outstanding:
Basic	53,462,716	53,293,804	53,462,716	53,235,853

Diluted	53,540,476	54,125,770	53,495,794	54,068,075

Mad Catz Interactive, Inc.

Consolidated Statements of Cash Flows (Unaudited)

Expressed in U.S. Dollars

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
		as restated		as restated
Cash flows from operating activities:
Net income	$3,783,035	$1,552,082	$3,727,095	$433,114
Items not involving cash:
Amortization of deferred financing fees	0	0	0	238,649
Foreign exchange loss	6,873	62,893	131,183	217,721
Depreciation and amortization	467,902	312,278	1,396,414	936,661
Stock-based compensation expense	82,435	74,555	250,870	147,938
Changes in noncash operating working capital:
Accounts receivable	(24,783,691)	(17,762,143)	(23,305,781)	(17,604,686)
Prepaid expenses and deposits	409,632	867,306	587,901	(3,479)
Inventories	3,468,737	(1,600,518)	(8,606,839)	(334,098)
Income tax receivable/payable	2,194,339	600,045	1,454,668	583,436
Accounts payable and accrued liabilities	4,433,822	12,035,049	14,961,289	11,920,970

Net cash used in continuing operations	(9,936,916)	(3,858,453)	(9,403,200)	(3,463,774)

Cash flows from investing activities:
Purchase of capital assets	(462,080)	(176,244)	(865,225)	(759,690)

Net cash used in investing activities	(462,080)	(176,244)	(865,225)	(759,690)

Cash flows from financing activities:
Bank loan	12,549,952	5,287,466	12,104,710	5,242,551
Proceeds from issue of share capital	0	99,599	0	96,185

Net cash provided by financing activities	12,549,952	5,387,065	12,104,710	5,338,736

Effects of exchange rate changes on cash	(152,285)	(37,914)	(376,150)	(344,569)
Net increase in cash	1,998,671	1,314,454	1,460,135	770,703
Cash at beginning of period	1,189,696	690,350	1,728,233	1,234,101

Cash at end of period	$3,188,367	$2,004,804	$3,188,367	$2,004,804

Supplemental cash flow information:
Income taxes paid	$—	$—	$1,098,864	$—

Interest paid	$354,687	$261,038	$745,040	$707,444

Mad Catz Interactive, Inc.

Notes to Unaudited Consolidated Financial Statements

December 31, 2004

Note 1: Basis of Presentation

The unaudited interim period consolidated financial statements as of December 31, 2004, have been prepared by the Company in accordance with generally accepted accounting principles in Canada for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2004.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented. Certain prior year amounts have been reclassified to conform to the current year presentation.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, (i) Mad Catz, Inc. (“MCI”), the Company’s primary subsidiary, (ii) 1328158 Ontario Inc., which distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe, Limited (“MCE”), which sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns Mad Catz Interactive Asia, Limited, which provides procurement services related to the manufacture of Mad Catz products. MCI owns FX Unlimited, Inc. (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of Mad Catz Asia Limited, which is currently inactive.

Note 2: Foreign Exchange

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which is translated to United States dollars using the current rate method. The British pound is the functional currency of the Company’s UK operations, which is translated to United States dollars using the current rate method. The Hong Kong dollar is the functional currency of the Company’s Hong Kong operations, which is translated to United States dollars using the current rate method.

Note 3: Stock-Based Compensation/Change in Accounting Policy

The Company adopted Section 3870 of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments,” on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. In accordance with the transitional provisions of Section 3870, beginning April 1, 2004 the Company adopted the fair value method of accounting for stock options on a retroactive basis, with prior periods restated. In determining compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions for the nine-month periods ended December 31, 2004 and 2003: no dividend yield, volatility of 79% in fiscal 2005 and a volatility range of 73% to 76% in fiscal 2004, risk-free interest rates ranging from 2.9% to 4.0% in fiscal 2005 and 2.6% to 3.2% in fiscal 2004, and an expected life of 3 years. There were no stock option grants during the third quarter of fiscal 2005. The weighted average estimated fair value of employee stock options granted during the third quarter of fiscal 2004 was $0.78.

The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2004 – Q1	reduction of	$32,651
Fiscal 2004 – Q2	reduction of	$40,732
Fiscal 2004 – Q3	reduction of	$74,555
Fiscal 2004 – Annual	reduction of	$194,891
Fiscal 2003 – Annual	reduction of	$261,841

Note 4: Segmented Data

The Company’s sales and capital assets are attributable to the following geographic segments:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
Sales:
United States	$42,864,039	$33,506,903	$73,885,845	$64,098,937
International	4,725,915	5,335,782	8,116,122	11,415,720
Canada	5,254,505	3,138,982	8,231,220	5,560,428

	$52,844,459	$41,981,667	$90,233,187	$81,075,085

Revenues are geographically segmented based on the location of the customer. During the nine months ended December 31, 2004, three customers individually accounted for at least 10% of the Company’s gross sales. The Company sold approximately 46% of its products to its top three customers during the nine months ended December 31, 2004, compared to 38% of its products sold to its top two customers during the nine months ended December 31, 2003.

	December 31, 2004	March 31, 2004
Capital assets:
United States	$1,483,025	$1,468,416
International	103,362	89,890
Canada	10,627	7,528

	1,597,014	1,565,834

2

Goodwill and intangible assets:

United States	3,638,869	4,242,196
Canada	21,672,708	19,963,731

	25,311,577	24,205,927

	$26,908,591	$25,771,761

Note 5: EBITDA Reconciliation

EBITDA represents net income plus interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating income or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The Company believes, however, that in addition to the performance measures found in the financial statements, EBITDA is a useful financial performance measurement for assessing the Company’s operating performance. The Company’s management uses EBITDA as a measurement of operating performance in comparing its performance on a consistent basis over prior periods, as it removes from operating results the impact of the Company’s capital structure, including the interest expense resulting from outstanding debt, and the Company’s asset base, including depreciation and amortization of some of the Company’s assets.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
		(as restated)		(as restated)
Net income	$3,783,035	$1,552,082	$3,727,095	$433,114
Adjustments:
Interest expense	381,413	292,012	839,113	1,035,013
Income tax expense	2,025,283	1,084,426	2,224,874	387,368
Depreciation and amortization	467,902	312,278	1,396,414	936,661

EBITDA	$6,657,633	$3,240,798	$8,187,496	$2,792,156

3

Mad Catz Interactive, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Three- and Nine-Month Periods Ended

December 31, 2004

Overview

This management’s discussion and analysis of financial condition and results of operations of Mad Catz Interactive, Inc. (the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes for the third quarter ended December 31, 2004. The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in Canada. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time described in the Company’s continuous disclosure documents filed with securities regulatory authorities in Canada and the United States.

Profile

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company has several operating subsidiaries: (i) Mad Catz, Inc. (“MCI”), the Company’s primary operating subsidiary, incorporated in Delaware and located in San Diego, California, distributes the Company’s Mad Catz and GameShark lines of video game accessories in the United States and to international customers outside Canada and Europe, (ii) 1328158 Ontario Inc., distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales (“MCE”), sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws of Hong Kong, which is currently inactive.

A majority of the Company’s products are manufactured through third parties in Asia. The Company’s products are designed, developed, manufactured (through third parties) and marketed for all major console based and portable video game systems. The Company’s principal products include video game accessories of all types, such as control pads, game enhancement software, steering wheels, joysticks, memory cards, video cables, light guns, dance pads and microphones and has recently published its first video game title.

Significant events

During the third quarter of fiscal 2005 a number of new products were introduced, including the launch of the Nintendo DS accessories line, the wireless version of the MicroCON™ line of control pads, the licensed video game accessory bundles in conjunction with The Incredibles, a Walt Disney Pictures presentation of a Pixar Animation Studios film, in addition to publishing “MC Groovz Dance Craze” Dance Game, the Company’s first video game title and the first dance game released on the Nintendo GameCube™ system.

In addition, the Company announced a multi-year license agreement with the NFL to produce customized NFL team controllers for the video game industry.

On January 9, 2005 the Company’s European distribution center, a shared facility operated by Eagle Global Logistics (“Eagle”) located in the United Kingdom, burned down resulting in the loss of all European inventories at that location of approximately $1.8 million. The Company’s distribution activities were relocated to an alternate site and the Company has worked to replenish the inventory levels to avoid disruption to our customers. The Company has submitted its claim to Eagle’s insurance carrier and is working expeditiously to receive timely reimbursement for the loss.

Seasonality

The fiscal third quarter has historically been the highest sales period for the Company due to the retail holiday season. Third quarter sales represented 41.1% and 43.7% of the Company’s total net sales in fiscal years 2004 and 2003, respectively. The fiscal first, second and fourth quarters have represented 17.5%, 20.8%, 20.6% and 13.8%, 18.9%, 23.6% of the Company’s total net sales in fiscal years 2004 and 2003, respectively.

Three and Nine Months Ended December 31, 2004 compared to Three and Nine Months Ended December 31, 2003

Sales

Net sales in the third quarter of fiscal 2005 increased to $52.8 million, compared to $42.0 million in the third quarter of the prior year, an increase of approximately $10.9 million or 25.9%. For the nine months ended December 31, 2004, net sales were $90.2 million, an increase of 11.3% as compared to $81.1 million in the prior year nine-month period.

The Company’s sales are attributable to the following geographic segments:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
United States	$42,864,039	$33,506,903	$73,885,845	$64,098,937
International	4,725,915	5,335,782	8,116,122	11,415,720
Canada	5,254,505	3,138,982	8,231,220	5,560,428

Total sales	$52,844,459	$41,981,667	$90,233,187	$81,075,085

The decrease in the current quarter international net sales was primarily due to $0.6 million of non-recurring international OEM sales, which occurred during the prior year third quarter. The decrease in year to date international net sales was due to non-recurring international OEM sales, which occurred during the prior year second and third quarters, and the expiration of the European PlayStation 2 Memory Card license in November 2002.

The Company’s sales by product group are allocated as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
PlayStation 2	29%	31%	30%	34%
Xbox	25%	23%	24%	24%
GameCube	17%	11%	16%	10%
Handheld Consoles*	11%	10%	10%	10%
PlayStation	2%	7%	3%	8%
All others	16%	18%	17%	14%

Total	100%	100%	100%	100%

*	Handheld consoles include Game Boy Advance, Game Boy Advance SP and Nintendo DS.

The Company’s sales by product category are allocated as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
Control pads	45%	38%	46%	38%
Bundles	16%	18%	12%	16%
Software	12%	9%	12%	11%
Steering wheels	11%	11%	10%	9%
Memory	4%	6%	5%	6%
All others	12%	18%	15%	20%

Total	100%	100%	100%	100%

Software includes game enhancement software and published software with related accessories.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties and license fees, freight and distribution center costs. Gross profit in the third quarter of fiscal 2005 was $13.4 million as compared to $9.7 million in the prior year third quarter. Year to date gross profit was $23.0 million in fiscal 2005 as compared to fiscal 2004 year to date gross profit of $18.2 million. Gross profit as a percentage of net sales was 25.4% for the third quarter of fiscal 2005, compared to 23.0% in the same quarter of fiscal 2004. Improved margins were a result of favorable product costs due to increased production volumes and the addition of higher margin products, offset in part by the increase in airfreight expenses to meet holiday commitments and license fees related to several new products. Year to date gross profit as a percentage of net sales was 25.5% for fiscal 2005 as compared to 22.5% for fiscal 2004.

Operating Expenses

Operating expenses include selling and administrative expenses of the MCI, MCC and MCE businesses, in addition to the corporate operating expense associated with the Company. Total operating expenses were $6.9 million in the third quarter of fiscal 2005, compared to $6.3 million in fiscal 2004. Total operating expenses as a percentage of net sales in the third quarter were 13.0% in fiscal 2005, compared to 15.0% in fiscal 2004. For the nine months ended December 31, 2004 total operating expenses were $14.6 million or 16.2% of net sales, compared to $15.2 million or 18.7% of net sales in the prior year period.

Selling expenses for the third quarter of fiscal 2005 were $4.7 million or 8.9% of net sales, compared to $4.2 million or 10.1% of net sales in the third quarter of fiscal 2004. The increase in selling expenses was a result of increased cooperative advertising expenses directly related to increased sales. Year to date selling expenses were $9.1 million or 10.1% of net sales in fiscal 2005, compared to $9.4 million or 11.6% of net sales in fiscal 2004.

Total administrative expenses, which include marketing and engineering, were $2.2 million or 4.1% of net sales in the third quarter fiscal 2005, compared to $2.1 million or 5.0% of net sales in the same period of fiscal 2004. Year to date administrative expenses were $5.5 million or 6.1% of net sales in fiscal 2005, compared to $5.8 million or 7.1% of net sales in fiscal 2004.

Interest Expense

Interest expense was $0.4 million in the third quarter of fiscal 2005 as compared to $0.3 million in the prior year third quarter. Year to date interest expense was $0.8 million in fiscal 2005, compared to $1.0 million in fiscal 2004. The lower interest expense year to date reflects the overall lower level of borrowing against the Company’s available credit facility.

Depreciation and Amortization

Depreciation and amortization of capital assets and the GameShark intellectual property was $0.5 million in the third quarter of fiscal 2005, compared with $0.3 million in the third quarter of fiscal 2004. The increase relates primarily to the GameShark intellectual property. The Company finalized its valuation of the acquired GameShark assets in the fourth quarter of fiscal 2004, which resulted in additional amortization expense during fiscal 2005. Year to date depreciation and amortization expense was $1.4 million in fiscal 2005, compared to $0.9 million in fiscal 2004. Molds used in production of video game accessories are the primary depreciable assets in the Company’s business. Intangible assets with defined useful lives acquired for GameShark are being amortized over the estimated useful life of the assets.

Income Tax Expense

Income tax expense was $2.0 million for the third quarter of fiscal year 2005 as compared to $1.1 million for the third quarter of fiscal 2004. Year to date income tax expense was $2.2 million, compared to $0.4 million in fiscal 2004. The change in income tax expense is due to the change in the effective tax rate from one period to the next based on the jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which the Company does business.

Net Income and Net Income Per Share

Net income was $3.8 million in the third quarter of fiscal 2005 as compared to net income of $1.6 million during the same period in fiscal 2004. Basic and diluted net income per share in the third quarter of fiscal 2005 was $0.07, compared to basic and diluted net income per share of $0.03 in the same period of fiscal 2004. Net income per share is calculated using the weighted average number of basic and diluted shares outstanding during the fiscal 2005 third quarter, which were 53,462,716 basic and 53,540,476 diluted, compared to 53,293,804 basic and 54,125,770 diluted shares in the third quarter of the previous year.

Year to date net income was $3.7 million in fiscal 2005, compared to year to date net income of $0.4 million in fiscal 2004. Year to date basic and diluted net income per share in fiscal 2005 was $0.07, compared to basic and diluted net income per share of $0.01 in the same period of fiscal 2004. Year to date net income per share is calculated using the weighted average number of basic and diluted shares outstanding during the nine-month period ended December 31, 2004, which were 53,462,716 basic and 53,495,794 diluted shares, compared to 53,235,853 basic and 54,068,075 diluted shares during the nine-month period ended December 31, 2003.

Change in Accounting Policy

Effective April 1, 2004, the Company adopted, on a retroactive basis, certain transitional provisions of The Canadian Institute of Chartered Accountants’ recommendations regarding the accounting for stock-based compensation. The Company has restated its financial statements for the retroactive application of these provisions. The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2004 – Q1	reduction of $ 32,651
Fiscal 2004 – Q2	reduction of $ 40,732
Fiscal 2004 – Q3	reduction of $ 74,555
Fiscal 2004 – Annual	reduction of $194,891
Fiscal 2003 – Annual	reduction of $261,841

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s operations were $6.7 million in the third quarter of fiscal 2005 compared to EBITDA of $3.2 million for the same period in the prior year. Year to date EBITDA was $8.2 million in fiscal 2005 compared to EBITDA of $2.8 million in fiscal 2004. The improvement in EBITDA reflects the impact of improved gross margin and reduction in operating expenses in the current fiscal year. EBITDA represents net income plus interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating income or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The Company believes, however, that in addition to the performance measures found in its financial statements, EBITDA is a useful financial performance measurement for assessing its operating performance. Company management uses EBITDA as a measurement of operating performance in comparing the Company’s performance on a consistent basis over prior periods, as it removes from operating results the impact of the Company’s capital structure, including the interest expense resulting from its outstanding debt, and its asset base, including depreciation and amortization of some of its assets.

Liquidity and Capital Resources

The Company’s working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. In addition, the Company must meet an Adjusted Tangible Net Worth covenant to access the line of credit. On July 27, 2004, Congress Financial agreed to extend the renewal date of the Company’s credit facility to September 25, 2005. At December 31, 2004, the outstanding balance of the credit facility was $27.3 million as compared to $15.2 million at March 31, 2004 and $22.3 million at December 31, 2003.

At December 31, 2004, cash balances were approximately $3.2 million, compared to $1.7 million at March 31, 2004 and $2.0 million at December 31, 2003. The Company used cash of $9.9 million in the third quarter, and $9.4 million during the nine months ended December 31, 2004 to fund operating activities as compared to the use of $3.9 million and $3.5 million to fund operating activities for the same periods, respectively, of the previous year. The current year third quarter reflects an increase in accounts receivable of $24.8 million, a decrease in inventories of $3.5 million and an increase in accounts payable and accrued liabilities of $4.4 million. The changes to working capital reflect the increased sales during the third quarter holiday period as noted previously under “seasonality”.

Cash used in investing activities was $0.5 million and $0.9 million for the third quarter and the nine months ended December 31, 2004, respectively, compared to cash used of $0.2 million and $0.8 million for the same periods, respectively, of the previous year. The sole investing activity for the respective periods was the purchase of capital assets.

Cash provided by financing activities was $12.5 million and $12.1 million for the third quarter and the nine months ended December 31, 2004, respectively, compared to cash used of $5.4 million and $5.3 million for the same periods, respectively, of the previous year. Cash provided by financing activities was due to additional borrowings under the line of credit during the third quarter of fiscal 2005. The cash from bank advances will vary depending on the timing of the Company’s inventory purchases and related payments to manufacturing facilities, which reduce the Company’s accounts payable balances.

Total cash generated during the third quarter of fiscal 2005 was $2.0 million, compared to cash generated of $1.3 million during the same period in fiscal 2004. Total cash generated for the nine months ended December 31, 2004 was $1.5 million, compared to cash generated of $0.8 million during the nine months ended December 31, 2003.

The Company believes that its available cash balance, cash flows from operations and available line of credit will require continuous close management, but will be sufficient to satisfy its operating needs for the balance of fiscal 2005. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures.

Balance Sheet

Cash at December 31, 2004 was $3.2 million, compared to the balance of $1.7 million at March 31, 2004 and $2.0 million at December 31, 2003. Cash is primarily “cash in transit” and is intended to pay current liabilities or to repay outstanding amounts under the bank loan.

Accounts receivable at December 31, 2004 were $40.8 million, compared to $17.0 million at March 31, 2004 and $34.8 million at December 31, 2003. The increase in accounts receivable is due to the sales seasonality and growth, as discussed above, and is considered to be in line with management’s expectations.

Inventories at December 31, 2004 were $25.6 million as compared to $16.8 million at March 31, 2004, and $19.1 million at December 31, 2003. The increase in inventories is due to the increase in the demand for the Company’s products during the recent quarter, the addition of several new products and the intention to maintain adequate inventory on hand to meet retail customer expectations for timely replenishment of products.

Goodwill at December 31, 2004 was $21.7 million as compared to $20.0 million at March 31, 2004. Goodwill is associated with the purchase of MCI and is carried in Canadian dollars, and translated to United States dollars for financial reporting. The change in value from March 31, 2004 to December 31, 2004 is due solely to changes in U.S. and Canadian dollar exchange rates. Intangible assets of $3.6 million at December 31, 2004 and $4.2 million at March 31, 2004 represent the Company’s net investment in GameShark intellectual property.

The Congress Financial Credit Facility at December 31, 2004 was $27.3 million, compared to $15.2 million at March 31, 2004 and $22.3 million at December 31, 2003.

Accounts payable and accrued liabilities at December 31, 2004 were $28.8 million as compared to $13.7 million at March 31, 2004 and $28.2 million at December 31, 2003. The increase in accounts payable is due to additional inventory purchases to support the increased sales during the third quarter.

As of December 31, 2004, the Company’s total assets were $100.4 million as compared to $65.9 million at March 31, 2004 and $86.7 million at December 31, 2003. Shareholders’ equity was $41.9 million at December 31, 2004 as compared to $36.1 million at both March 31, 2004 and December 31, 2003.

Outlook

Management believes the Company’s strong third quarter results have validated the growth and profit initiatives implemented over the past year, and believes that the Company’s strategy of tightly monitoring the operational and expense side, while complementing its core accessory business with a broadening product portfolio and growing number of new license agreements, will be important factors in driving the Company’s future success. Management will continue these efforts, as well as focus on improving the Company’s operational execution, supporting customer relationships and identifying and bringing to market new products and revenue streams that will support the Company’s growth and profit objectives in the months and years to come.

Safe Harbor for Forward Looking Statements:

This Management’s Discussion and Analysis contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this Management’s Discussion and Analysis as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; delays in the Company’s ability to obtain products from its manufacturers in China as a result of the current slow-down at the shipping ports in Southern California; and market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I Cyril Talbot III, Chief Financial Officer of Mad Catz Interactive, Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Mad Catz Interactive, Inc. (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 14, 2005

/s/ “Cyril Talbot III”
Cyril Talbot III
Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I Darren Richardson, Chief Executive Officer of Mad Catz Interactive, Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Mad Catz Interactive, Inc. (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 14, 2005

/s/ “Darren Richardson”
Darren Richardson
Chief Executive Officer